SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: 2021FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 28, 2020

Land Rover

Jaguar Land Rover Automotive plc Interim Report For the three and six month period ended 30 September 2020 Company registered number: 06477691

Contents

Management’s discussion and analysis of financial condition and results of operations

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

Note 3 on page 13 defines a series of alternative performance measures below.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	Profit/(loss) before tax.

PAT	Profit/(loss) after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q2 FY21	3 months ended 30 September 2020

Q2 FY20	3 months ended 30 September 2019

Q1 FY21	3 months ended 30 June 2020

Q1 FY20	3 months ended 30 June 2019

H1 FY21	6 months ended 30 September 2020

H1 FY20	6 months ended 30 September 2019

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover Automotive plc returned to profit and positive cash flow in the second quarter of Fiscal 2020/21 as sales continued to recover from the prior quarter also supported by ongoing Charge+ savings, however sales volumes, revenue and profitability were still down year-on-year as a result of the ongoing impact of Covid-19.

Key metrics for Q2 FY21 results, compared to Q1 FY21 and Q2 FY20, are as follows:

•	Retail sales 113,569 vehicles, up 53.3% quarter-on-quarter but down 11.9% year-on-year (incl. China up 3.7%)

•	Wholesales (excl. China JV) of 73,451 vehicles, up 50.2% QoQ but down 39.4% YoY

•	Revenue of £4.4 billion, up 52.2% QoQ but down 28.5% YoY

•	PBT of £65 million, compared to the loss before tax of £413 million in Q1 FY21 but lower than the PBT of £156 million in Q2 last year

•

Profit after tax (PAT) of £117 million (incl. £52 million tax credit), compared to a loss after tax of £648 million (incl. £ 235m tax charge) in Q1 FY21 and PAT of £100 million (incl. £56 million tax charge) in Q2 FY20

•	Adjusted EBITDA margin 11.1%, compared to 3.6% in Q1 FY21 and 13.4% in the same quarter a year ago

•	Adjusted EBIT margin 0.3%, compared to (13.6)% in the prior quarter and 4.5% in the same quarter a year ago

•

Free cash flow was positive £463 million (£2.0 billion better than Q1 FY21 and £506 million better than Q2 last year); after £531 million of investment spending and £528 million of working capital inflows as a result of the production restart and sales recovery from the prior quarter

•	Liquidity at 30 September 2020 was £5.0 billion, including £3.05 billion of cash and short-term investments and £ 1.9 billion undrawn credit facility

Market environment

•

Covid-19 continues to have a significant impact on global economic performance as governments across the globe continue to grapple with containing a second wave of the virus whilst balancing the need to support an economic recovery.

•

Passenger car industry volumes recovered strongly in Q2 FY21 across all regions compared to the prior quarter as social distancing measures were lifted, but remain weaker year-on-year (except in China) as Covid-19 continues to impact industry sales volumes.

•

Economic activity has continued to recover during the second quarter, however there remains considerable uncertainty about the extent, speed and regional differences of the recovery with many regions experiencing a second wave of the pandemic as infection rates continue to rise.

•

In addition, geopolitical tensions continue, particularly relating to trade with recent increased volatility in financial markets. Further uncertainty and volatility could arise with the upcoming US presidential election on 3 November and the transition period for Brexit moving ever closer with little clarity yet on the future trading arrangements between the UK and the European Union.

Total automotive industry car volumes (units)

Region	Q2 FY21	Q1 FY21	Qtr on Qtr	Q2 FY20	Year on year
China	5,508,000	4,974,000	10.7%	5,112,000	7.7%
Europe (excl. UK)	2,876,028	1,877,892	53.2%	3,096,735	(7.1%)
UK	590,154	169,945	247.3%	593,026	(0.5%)
US	3,898,750	2,936,014	32.8%	4,318,068	(9.7%)

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q2 FY21 sales volumes performance

Total retail sales (including the China JV) were 113,569 units, up 53.3% quarter on quarter reflecting the continued recovery across all regions including the UK (up 231.6%), Europe (up 78.8%), Overseas (up 35.1%), North America (up 21.3%) and China (14.6%). However, retail sales in Q2 FY21 declined 11.9% year-on-year due to the ongoing impact of Covid-19 with sales down across all regions except China (up 3.7%). As expected, retail sales by model continued to recover in Q2 FY21 compared to the prior quarter but continued to be lower year-on-year. Sales of the New Land Rover Defender continued to ramp up retailing 9,813 vehicles in the second quarter.

Wholesales (excluding the China JV) totalled 73,451 units, up 50.2% quarter on quarter but down 39.4% year on year with sales declining in each region with the exception of China (up 25.8%). Wholesales of the new Land Rover Defender reached 12,125 vehicles in Q2 FY21.

Jaguar Land Rover’s Q2 FY21 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q2 FY21	Q1 FY21	QoQ change (%)	Q2 FY20	YoY change (%)
UK	27,365	8,252	231.6%	28,176	(2.9%)
North America	25,262	20,833	21.3%	29,992	(15.8%)
Europe	20,613	11,527	78.8%	25,713	(19.8%)
China[1]	27,188	23,726	14.6%	26,223	3.7%
Overseas	13,141	9,729	35.1%	18,849	(30.3%)

Total JLR	113,569	74,067	53.3%	128,953	(11.9%)

F-PACE	7,924	4,700	68.6%	11,447	(30.8%)
I-PACE	3,214	2,481	29.5%	3,666	(12.3%)
E-PACE[1]	7,027	3,593	95.6%	9,928	(29.2%)
F-TYPE	1,399	927	50.9%	1,760	(20.5%)
XE1	4,944	4,562	8.4%	6,889	(28.2%)
XF1	2,562	1,946	31.7%	2,746	(6.7%)
XJ2	277	578	(52.1%)	887	(68.8%)

Jaguar[1]	27,347	18,787	45.6%	37,323	(26.7%)

Discovery Sport[1]	16,421	10,659	54.1%	16,756	(2.0%)
Discovery	6,147	4,440	38.4%	7,880	(22.0%)
Range Rover Evoque[1]	18,515	11,168	65.8%	22,405	(17.4%)
Range Rover Velar	11,016	7,161	53.8%	13,695	(19.6%)
Range Rover Sport	14,434	11,607	24.4%	18,919	(23.7%)
Range Rover	9,876	8,063	22.5%	11,975	(17.5%)
Defender	9,813	2,182	n/a	—	n/a

Land Rover[1]	86,222	55,280	56.0%	91,630	(5.9%)

Total JLR	113,569	74,067	53.3%	128,953	(11.9%)

[1]

China JV retail volume in Q2 FY21 was 16,040 units, up 13.9% quarter-on-quarter and 10.3% year-on-year (7,056 units of Discovery Sport, 3,319 units of Evoque, 1,505 units of Jaguar XFL, 3,424 units of Jaguar XEL and 736 units of Jaguar E-PACE). 1China JV retail volume in Q1 FY21 was 14,083 units, (5,663 units of Discovery Sport, 3,008 units of Evoque, 1,399 units of Jaguar XFL, 3,473 units of Jaguar XEL and 540 units of Jaguar E-PACE). China JV retail volume in Q2 FY20 was 14,548 units (6,733 units of Discovery Sport, 2,156 units of Evoque, 1,254 units of Jaguar XFL, 3,785 units of Jaguar XEL and 620 units of Jaguar E-PACE)

[2]	No longer manufactured

Q2 FY21 revenue and profits

For the quarter ended 30 September 2020, revenue was £4.4 billion, 52.2% higher quarter on quarter but 28.5% lower year on year. Despite the challenging environment the Company returned to profit in the second quarter with PBT of £65 million (11.1% adjusted EBITDA, 0.3% adjusted EBIT), compared to the £413 million loss before tax (3.6% adjusted EBITDA, -13.6% adjusted EBIT) in Q1 FY21 and PBT of £156 million in Q2 FY20 (13.4% adjusted EBITDA, 4.5% adjusted EBIT), primarily reflecting the following factors:

Category	Qtr on Qtr £mils	Year on Year £mils
Volume and mix	331	(463)
Variable marketing	147	73
Material, manufacturing and warranty costs	31	(62)
Fixed costs (e.g. Marketing, D&A, furlough)	(70)	253
FX impact & commodity hedges	39	108

Total PBT variance	478	(91)

H1 FY21 revenue and profits

Revenue was £7.2 billion in H1 FY21 compared to £11.2 billion for the same period last year, generating a loss before tax of £348 million compared to a loss before tax of £239 million (after exceptional items) in H1 FY20. The Adjusted EBITDA margin in H1 FY21 was 8.1% compared to 9.5% in H1 FY20 and the loss before interest and tax (Adjusted EBIT) margin in H1 FY21 was (5.2)% compared to 0.3% in H1 FY20. The loss after tax in H1 FY21 was £531 million (including a £183 million tax charge) compared to a loss after tax of £302 million in H1 FY20 (including a £63 million tax charge).

Cash flow, liquidity and capital resources

In Q2 FY21 free cash flow was positive £463 million after £531 million of investment spending and £528 million of working capital inflows following the restart of production and the recovery in sales. The £463 million positive free cash flow in the second quarter was £2.0 billion better than in the prior quarter and £506 million better than in Q2 of last year. Of the £531 million total investment spending in Q2 FY21 £432 million was capitalised and £99 million of research and development costs were expensed through the income statement.

Total cash and cash equivalents, deposits and investments at 30 September 2020 stood at £3.05 billion (comprising £2.8 billion of cash and cash equivalents and £259 million of short-term deposits and other investments). The cash and financial deposits include an amount of £257 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 September 2020, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, which combined with total cash of £3.05 billion resulted in total available liquidity of £5.0 billion.

Debt

The following table shows details of the Company’s financing arrangements as at 30 September 2020:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount	Issuer
£400m 5.000% Senior Notes due Feb 2022	400	400	—	Jaguar Land Rover Automotive plc
£400m 3.875% Senior Notes due Mar 2023	400	400	—	Jaguar Land Rover Automotive plc
£300m 2.750% Senior Notes due Jan 2021	300	300	—	Jaguar Land Rover Automotive plc
$500m 5.625% Senior Notes due Feb 2023	390	390	—	Jaguar Land Rover Automotive plc
$500m 4.500% Senior Notes due Oct 2027	390	390	—	Jaguar Land Rover Automotive plc
€650m 2.200% Senior Notes due Jan 2024	595	595	—	Jaguar Land Rover Automotive plc
€500m 5.875% Senior Notes due Nov 2024	458	458	—	Jaguar Land Rover Automotive plc
€500m 6.875% Senior Notes due Nov 2026	458	458	—	Jaguar Land Rover Automotive plc
€500m 4.500% Senior Notes due Jan 2026	458	458	—	Jaguar Land Rover Automotive plc
$200m Syndicated Loan due Oct 2022	156	156	—	Jaguar Land Rover Automotive plc
$800m Syndicated Loan due Jan 2025	624	624	—	Jaguar Land Rover Automotive plc
Fleet buyback facility due Dec 2020	110	110	—	Jaguar Land Rover Limited
UKEF loan due Oct 2024	510	510	—	Jaguar Land Rover Automotive plc
China RMB 5b revolving facility due Jun 2021[1]	573	573	—	Various
Other[2]	38	38	—	Jaguar Land Rover Automotive plc
Revolving credit facility	1,935	—	1,935	Jaguar Land Rover Automotive plc
IFRS 16 lease obligations[3]	524	524	—	Various

Subtotal	8,319	6,384	1,935

Prepaid costs	—	(29)	—
Fair value adjustments[4]	—	41	—

Total	8,319	6,396	1,935

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review. This is fully drawn, equivalent to GBP 573m at 30th September bookkeeping FX rates
[2]	Primarily an advance as part of a sale and leaseback transaction as well as parts factoring in China
[3]	Lease obligations are now accounted for as debt with the adoption of IFRS 16
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 19-22 of the Annual Report 2019-20 of the Group (available at https://www.jaguarlandrover.com/annual-report-2020) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2019-20 are competitive business efficiency, global economic and geopolitical environment (including COVID-19), brand positioning, distribution channels/retailer performance, IT systems and security, environmental regulations and compliance, supply chain disruptions, human capital, rapid technology change and unethical and prohibited business practices.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY21.

Off-balance sheet financial arrangements

At 30 September 2020, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £81 million equivalent of receivables under a $700 million invoice discounting facility signed in March 2019.

Post balance sheet items

On 13 October 2020 the Company issued a $700 million bond maturing in October 2025, paying an annual coupon of

7.750%.

Related party transactions

Related party transactions for Q2 FY21 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 29 of this Interim Report. There have been no material changes to the related party transactions described in the latest Annual Report.

Personnel

At 30 September 2020, Jaguar Land Rover employed 36,433 people worldwide, including agency personnel, compared to 39,360 at 30 September 2019. Thierry Bolloré was appointed to the role of Chief Executive Officer of Jaguar Land Rover Automotive plc, effective 10 September 2020.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman and Director	2017
Thierry Bolloré	Chief Executive Officer and Director	2020
Prof Sir Ralf D Speth	Vice Chairman and Director	2020
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017
Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended		Six months ended
£ millions	Note	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Revenue	5	4,352	6,086	7,211	11,160
Material and other cost of sales		(2,695)	(3,720)	(4,528)	(7,001)
Employee costs*	4	(492)	(631)	(927)	(1,287)
Other expenses	8	(931)	(1,343)	(1,618)	(2,661)
Exceptional items	4	—	(10)	—	(22)
Engineering costs capitalised	6	210	353	378	692
Other income		41	15	81	41
Depreciation and amortisation		(469)	(504)	(960)	(967)
Foreign exchange gain/(loss) and fair value adjustments		100	(10)	116	(51)
Finance income	7	3	11	7	25
Finance expense (net)	7	(55)	(50)	(109)	(99)
Share of profit/(loss) of equity accounted investments		1	(41)	1	(69)

Profit/(loss) before tax		65	156	(348)	(239)

Income tax credit/(expense)	13	52	(56)	(183)	(63)

Profit/(loss) for the period		117	100	(531)	(302)

Attributable to:
Owners of the Company		117	100	(531)	(303)
Non-controlling interests		—	—	—	1

*	‘Employee costs’ excludes the exceptional item explained in note 4.

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019 restated*	30 September 2020	30 September 2019 restated*
Profit/(loss) for the period	117	100	(531)	(302)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	(10)	(156)	(947)	(200)
Income tax related to items that will not be reclassified	2	28	180	35

	(8)	(128)	(767)	(165)

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	361	(70)	325	9
Currency translation differences	(2)	(8)	15	19
Income tax related to items that may be reclassified	(69)	10	(62)	(8)

	290	(68)	278	20

Other comprehensive income/(expense) net of tax	282	(196)	(489)	(145)

Total comprehensive income/(expense) attributable to shareholder	399	(96)	(1,020)	(447)

Attributable to:
Owners of the Company	399	(96)	(1,020)	(448)
Non-controlling interests	—	—	—	1

*	see note 1 for details of the restatement

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2020	31 March 2020	30 September 2019
Non-current assets
Investments		389	399	460
Other financial assets	10	294	257	205
Property, plant and equipment	14	6,795	6,814	6,573
Intangible assets	14	6,219	6,278	5,970
Right-of-use assets		543	568	606
Pension asset	22	—	408	—
Other non-current assets	12	54	23	73
Deferred tax assets		455	523	567

Total non-current assets		14,749	15,270	14,454

Current assets
Cash and cash equivalents		2,790	2,271	1,971
Short-term deposits and other investments		259	1,393	874
Trade receivables		692	833	1,053
Other financial assets	10	328	383	286
Inventories	11	3,030	3,468	3,728
Other current assets	12	463	477	579
Current tax assets		29	9	11

Total current assets		7,591	8,834	8,502

Total assets		22,340	24,104	22,956

Current liabilities
Accounts payable		5,465	6,499	6,572
Short-term borrowings	18	1,131	526	812
Other financial liabilities	15	784	1,073	1,176
Provisions	16	915	944	950
Other current liabilities	17	749	716	630
Current tax liabilities		102	100	86

Total current liabilities		9,146	9,858	10,226

Non-current liabilities
Long-term borrowings	18	4,741	4,817	3,759
Other financial liabilities	15	546	778	777
Provisions	16	1,220	1,355	1,263
Retirement benefit obligation	22	585	28	826
Other non-current liabilities	17	477	533	535
Deferred tax liabilities		90	179	106

Total non-current liabilities		7,659	7,690	7,266

Total liabilities		16,805	17,548	17,492

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	20	3,859	4,880	3,789

Equity attributable to shareholders		5,527	6,548	5,457

Non-controlling interests		8	8	7

Total equity		5,535	6,556	5,464

Total liabilities and equity		22,340	24,104	22,956

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 23 October 2020.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2020	1,501	167	4,880	6,548	8	6,556
Loss for the period	—	—	(531)	(531)	—	(531)
Other comprehensive expense for the period	—	—	(489)	(489)	—	(489)

Total comprehensive expense	—	—	(1,020)	(1,020)	—	(1,020)

Amounts removed from hedge reserve and recognised in inventory	—	—	(1)	(1)	—	(1)

Balance at 30 September 2020	1,501	167	3,859	5,527	8	5,535

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholders	Non- controlling interests	Total equity
Balance at 1 April 2019	1,501	167	4,305	5,973	6	5,979
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(22)	(22)	—	(22)
Adjusted balance at 1 April 2019	1,501	167	4,283	5,951	6	5,957
(Loss)/profit for the period	—	—	(303)	(303)	1	(302)
Other comprehensive expense for the period	—	—	(145)	(145)	—	(145)

Total comprehensive (expense)/income	—	—	(448)	(448)	1	(447)

Amounts removed from hedge reserve and recognised in inventory	—	—	(56)	(56)	—	(56)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	10	10	—	10

Balance at 30 September 2019	1,501	167	3,789	5,457	7	5,464

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Six months ended
£ millions	Note	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Cash flows from operating activities
Cash generated from/(used in) operations	25	1,045	776	5	726
Income tax paid		(73)	(27)	(97)	(62)

Net cash generated from/(used in) operating activities		972	749	(92)	664

Cash flows from investing activities
Purchases of other investments		—	(3)	—	(5)
Proceeds from sale of other investments		—	—	22	—
Investment in other restricted deposits		(19)	(15)	(21)	(18)
Redemption of other restricted deposits		12	4	24	14

Movements in other restricted deposits		(7)	(11)	3	(4)
Investment in short-term deposits and other investments		(361)	(678)	(1,546)	(1,287)
Redemption of short-term deposits and other investments		385	664	2,674	1,468

Movements in short-term deposits and other investments		24	(14)	1,128	181
Purchases of property, plant and equipment		(229)	(347)	(451)	(648)
Proceeds from sale of property, plant and equipment		—	—	1	—
Net cash outflow relating to intangible asset expenditure		(203)	(377)	(422)	(786)
Finance income received		2	11	10	26

Net cash (used in)/generated from investing activities		(413)	(741)	291	(1,236)

Cash flows from financing activities
Finance expenses and fees paid		(79)	(79)	(153)	(115)
Proceeds from issuance of short-term borrowings		36	—	854	—
Repayment of short-term borrowings		(82)	—	(252)	(114)
Repayment of long-term borrowings		(31)	—	(62)	—
Payments of lease obligations		(19)	(21)	(40)	(33)

Net cash (used in)/generated from financing activities		(175)	(100)	347	(262)

Net increase/(decrease) in cash and cash equivalents		384	(92)	546	(834)
Cash and cash equivalents at beginning of period		2,460	2,045	2,271	2,747
Effect of foreign exchange on cash and cash equivalents		(54)	18	(27)	58

Cash and cash equivalents at end of period		2,790	1,971	2,790	1,971

The notes on pages 12 to 29 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). The balance sheet and accompanying notes as at 30 September 2019 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2020, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2020.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2020.

The Group has been presenting gains and losses on effective cash flow hedges of inventory in the statement of other comprehensive income and expense as “not to be reclassified to income statement”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Group has changed the presentation of these effective cash flow hedges of inventory to “may be reclassified to income statement”, from year ended 31 March 2021 and accordingly reclassified the comparative amounts for the prior periods. The change in presentation is within the statement of other comprehensive income and expense and does not affect net income.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2020.

Going concern

The Condensed Interim Financial Statements have been prepared on a going concern basis as the Directors consider that adequate resources exist for the Group to continue operating for the foreseeable future.

There is significant liquidity and financing headroom at 30 September 2020 and throughout the going concern forecast period. As at 30 September 2020 total available liquidity stood at £5 billion: this does not include the 7.75% 5 year bond for $700 million that priced 7 October 2020. As compared to the management estimates at 31 March 2020, the Group’s business performance is better for the six months ended 30 September 2020, increasing the amount of headroom at 30 September 2020. Total wholesale volumes are higher than forecast at 31 March 2020, with a particularly strong recovery in China in the six months ended 30 September 2020. The EBIT margin for the six months ended 30 September 2020 was better than that forecast for the FY20 assessment.

The going concern assessment has been made utilising the models and assumptions from the assessment performed for the preparation of the FY20 financial statements, with the period to March 2021 being updated for actual observed performance and trends, while the six months period to September 2021 has been kept consistent with the FY 20 assessment and the forecast extended to March 2022 using the same basis of preparation. Details of the scenarios and assumptions used in the FY20 assessment are set out in Note 2 to the annual financial statements.

The Group has modelled two scenarios in its assessment of going concern; a base case and a severe but plausible downside scenario.

The base case takes into account the estimated impact of the COVID-19 global pandemic as well as other end market and operational factors throughout the going concern period and has been monitored against the actual results and cash generation in the period since 1 October 2020.

The impact of COVID-19 remains uncertain; however, the directors have considered latest external market commentaries and industry forecasts in arriving at a severe but plausible downside scenario.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

This downside scenario assumes a 10% reduction in sales across the going concern period as well as other risk sensitivities and mitigations considered in the ‘Severe scenario’ FY20 assessment. This additional decline in cash flows over and above the base case has an impact on available UK liquidity (which excludes cash in subsidiaries outside of the UK, adjusted for intra-month volatility and excludes new funding) of about 25% over the going concern period when compared to the base scenario.

In the downside scenario there is sufficient liquidity in the forecast for the Group to operate and discharge its liabilities as they fall due, taking into account only cash generated from operations and the funding facilities existing on the date of authorisation of these interim financial statements, including the presently undrawn revolving credit facility.

Consequently, the directors are confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the interim financial statements on a going concern basis.

2	Government grants

Employee costs for the three and six month periods ended 30 September 2020 are net of government grants received in relation to employees placed on furlough under the Coronavirus Job Retention Scheme of £54 million and £177 million respectively (three and six months ended 30 September 2019: £nil).

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Loss before tax and exceptional items	Loss before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as Cash and Cash Equivalents, Short Term Deposits and Other Investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

During the three month period ended 30 September 2020, the definition of ‘Free cash flow’ was amended to exclude non-automotive investments and net investments in equity and debt investments held at fair value, which are deemed more financial investment in nature. The definition was also amended to exclude foreign exchange gains/losses on short-term deposits and cash and cash equivalents, therefore ensuring more consistent treatment since revaluation of other current assets and liabilities is already excluded. The Group considers these changes should provide greater clarity of Free Cash Flow more closely aligned to JLR’s competitors hence providing improved comparability for users of the APM. Free cash flow for the three and six month periods ended 30 September 2019 prior to the change was £(64) million and £(783) million respectively.

During the three month period ended 30 September 2020, the definitions of adjusted EBIT and adjusted EBITDA were amended to exclude foreign exchange gains and losses on revaluation of other assets and liabilities, including short-term deposits and cash and cash equivalents. The Group considers the amended APM to better measure the underlying operational profitability of the Group, and is consistent with the treatment of the revaluation of other balance sheet items such as that of debt and unrealised hedges. It also recognises that the Group may use cash and/or derivatives to hedge debt and/or working capital balance sheet exposures and therefore it is logical to present gains or losses on revaluation of all such items consistently, excluded from EBITDA. This is also consistent with the Group’s definition of Free Cash Flow. Adjusted EBIT for the three and six month periods ended 30 September 2019 prior to the change was £295 million and £17 million respectively. Adjusted EBITDA for the three and six month periods ended 30 September 2019 prior to the change was £840 million and £1,053 million respectively.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Adjusted	EBIT and Adjusted EBITDA

		Three months ended		Six months ended
(£ millions)	Note	30 September 2020	30 September 2019 restated	30 September 2020	30 September 2019 restated
Adjusted EBITDA		481	818	583	1,065

Depreciation and amortisation		(469)	(504)	(960)	(967)
Share of profit/(loss) of equity accounted investments		1	(41)	1	(69)

Adjusted EBIT		13	273	(376)	29

Foreign exchange (loss)/gain on derivatives		(5)	(10)	3	1
Unrealised gain/(loss) on commodities		49	(18)	65	(44)
Foreign exchange and fair value adjustments on loans		79	(39)	43	(108)
Foreign exchange (loss)/gain on economic hedges of loans		(4)	(7)	28	13
Foreign exchange (loss)/gain on balance sheet, cash and deposits revaluation		(15)	22	(16)	(12)
Finance income	7	3	11	7	25
Finance expense (net)	7	(55)	(50)	(109)	(99)
Fair value (loss)/gain on equity investments		—	(16)	7	(22)

Profit/(loss) before tax and exceptional items		65	166	(348)	(217)

Exceptional items		—	(10)	—	(22)

Profit/(loss) before tax		65	156	(348)	(239)

Free cash flow

	Three months ended		Six months ended
(£ millions)	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Net cashed generated from/(used in) operating activities	972	749	(92)	664
Purchases of property, plant and equipment	(229)	(347)	(451)	(648)
Net cash outflow relating to intangible asset expenditure	(203)	(377)	(422)	(786)
Proceeds from sale of property, plant and equipment	—	—	1	—
Finance expenses and fees paid	(79)	(79)	(153)	(115)
Finance income received	2	11	10	26

Free cash flow	463	(43)	(1,107)	(859)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total	product and other investment

		Three months ended		Six months ended
(£ millions)	Note	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Purchase of property, plant and equipment		229	347	451	648
Net cash outflow relating to intangible asset expenditure		203	377	422	786
Engineering costs expensed	6	99	114	206	197
Purchases of other investments		—	3	—	5

Total product and other investment		531	841	1,079	1,636

In accordance with the definition of total product and other investment set out on page 13, “Engineering costs expensed” for the three and six month periods ended 30 September 2020 include £18 million and £40 million respectively of employee costs in relation to employees placed on furlough under the Coronavirus Job Retention Scheme. “Engineering costs expensed” excludes the impacts of grants received.

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Cash and cash equivalents	2,790	2,271	1,971
Short-term deposits and other investments	259	1,393	874

Total cash and cash equivalents, deposits and investments	3,049	3,664	2,845

Available liquidity

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Cash and cash equivalents	2,790	2,271	1,971
Short-term deposits and other investments	259	1,393	874
Committed undrawn credit facilities	1,935	1,935	1,935

Available liquidity	4,984	5,599	4,780

Retails and wholesales

	Three months ended		Six months ended
Units	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Retail sales	113,569	128,953	187,636	257,568

Wholesales*	73,451	121,124	122,363	225,314

*Wholesale	volumes exclude sales from Chery Jaguar Land Rover – Q2 FY21: 17,916, Q2 FY20: 13,365, H1 FY21: 34,429, H1 FY20: 27,725 units

4	Exceptional items

There was no exceptional item recognised in the six months ended 30 September 2020.

The exceptional item recognised in the three and six months ended 30 September 2019 comprised additional restructuring costs of £10 million and £22 million respectively relating to the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

The table on the next page sets out the impact on the consolidated income statement if this item was not disclosed separately as an exceptional item.

Notes (forming part of the condensed consolidated interim financial statements)

4	Exceptional items (continued)

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Employee costs as reported excluding exceptional items	492	631	927	1,287
Impact of:
Restructuring costs	—	10	—	22

Including exceptional items	492	641	927	1,309

5	Disaggregation of revenue

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Revenue recognised for sales of vehicles, parts and accessories	4,094	6,022	6,825	10,990
Revenue recognised for services transferred	88	75	162	149
Revenue - other	225	198	319	392

Total revenue excluding realised revenue hedges	4,407	6,295	7,306	11,531

Realised revenue hedges	(55)	(209)	(95)	(371)

Total revenue	4,352	6,086	7,211	11,160

6	Engineering costs capitalised

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Total engineering costs incurred	309	467	584	889
Engineering costs expensed	(99)	(114)	(206)	(197)

Engineering costs capitalised	210	353	378	692

Interest capitalised in engineering costs capitalised	25	26	52	49
Research and development grants capitalised	(9)	(17)	(16)	(20)

Total internally developed intangible additions	226	362	414	721

7	Finance income and expense

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Finance income	3	11	7	25

Total finance income	3	11	7	25

Total interest expense on financial liabilities measured at amortised cost	(81)	(70)	(161)	(138)
Interest income on derivatives designated as a fair value hedge of financial liabilities	2	1	3	2
Unwind of discount on provisions	(4)	(8)	(8)	(15)
Interest capitalised	28	27	57	52

Total finance expense (net)	(55)	(50)	(109)	(99)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six month period ended 30 September 2020 was 4.2% (six month period ended 30 September 2019: 4.0%).

Notes (forming part of the condensed consolidated interim financial statements)

8	Other expenses

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Stores, spare parts and tools	21	15	41	55
Freight cost	117	151	187	287
Works, operations and other costs	466	691	855	1,291
Power and fuel	15	19	27	42
Write-down of intangible assets	41	—	41	—
Product warranty	184	270	317	602
Publicity	87	197	150	384

Total other expenses	931	1,343	1,618	2,661

9	Allowances for trade and other receivables

	Six months ended
£ millions	30 September 2020	30 September 2019
At beginning of period	11	12
Charged during the period	5	1
Receivables written off as uncollectable	(7)	—
Unused amounts reversed	(1)	—

At end of period	8	13

10	Other financial assets

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Non-current
Restricted cash	6	7	103
Derivative financial instruments	194	142	7
Warranty reimbursement and other receivables	88	102	89
Other	6	6	6

Total non-current other financial assets	294	257	205

Current
Restricted cash	10	12	107
Derivative financial instruments	167	241	13
Warranty reimbursement and other receivables	79	87	104
Accrued income	22	14	31
Other	50	29	31

Total current other financial assets	328	383	286

Notes (forming part of the condensed consolidated interim financial statements)

11	Inventories

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Raw materials and consumables	117	104	143
Work-in-progress	465	388	392
Finished goods	2,447	2,977	3,208
Inventory basis adjustment	1	(1)	(15)

Total inventories	3,030	3,468	3,728

12	Other assets

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Non-current
Prepaid expenses	11	8	7
Research and development credit	31	—	48
Other	12	15	18

Total non-current other assets	54	23	73

Current
Recoverable VAT	235	228	263
Prepaid expenses	122	139	197
Research and development credit	86	85	113
Other	20	25	6

Total current other assets	463	477	579

13	Taxation

Recognised in the income statement

Income tax for the six month periods ended 30 September 2020 and 30 September 2019 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

14	Capital expenditure

Capital expenditure in the six month period was £404 million (six month period to 30 September 2019: £570 million) on property, plant and equipment and £441 million (six month period to 30 September 2019: £794 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no material disposals or changes in the use of assets.

15	Other financial liabilities

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Current
Lease obligations	66	73	76
Interest accrued	65	65	52
Derivative financial instruments	251	453	545
Liability for vehicles sold under a repurchase arrangement	402	479	500
Other	—	3	3

Total current other financial liabilities	784	1,073	1,176

Non-current
Lease obligations	458	468	498
Derivative financial instruments	88	310	279

Total non-current other financial liabilities	546	778	777

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Current
Product warranty	685	731	747
Legal and product liability	191	124	127
Provisions for residual risk	15	61	9
Provision for environmental liability	3	6	10
Other employee benefits obligations	13	7	36
Restructuring	8	15	21

Total current provisions	915	944	950

Non-current
Product warranty	1,062	1,155	1,116
Legal and product liability	65	54	55
Provision for residual risk	66	114	64
Provision for environmental liability	18	17	16
Other employee benefits obligations	9	15	12

Total non-current provisions	1,220	1,355	1,263

£ millions	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2020	1,886	178	175	23	22	15	2,299
Provisions made during the period	295	99	(4)	—	2	5	397
Provisions used during the period	(442)	(19)	(44)	(2)	—	(12)	(519)
Unused amounts reversed in the period	—	(2)	(40)	—	(2)	—	(44)
Impact of unwind of discounting	8	—	—	—	—	—	8
Foreign currency translation	—	—	(6)	—	—	—	(6)

Balance at 30 September 2020	1,747	256	81	21	22	8	2,135

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, retailer terminations, employment cases, personal injury claims and compliance with emission and battery disposal regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions (continued)

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Restructuring provision

This provision relates to amounts payable to employees under Group restructuring programmes.

17	Other liabilities

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Current
Liabilities for advances received	53	50	50
Ongoing service obligations	324	324	315
VAT	218	169	145
Other taxes payable	130	148	102
Other	24	25	18

Total current other liabilities	749	716	630

Non-current
Ongoing service obligations	457	522	522
Other	20	11	13

Total non-current other liabilities	477	533	535

18	Interest bearing loans and borrowings

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Short-term borrowings
Bank loans	596	—	—
Current portion of long-term EURO MTF listed debt	300	299	812
Current portion of long-term loans	235	225	—
Other secured	—	2	—

Short-term borrowings	1,131	526	812

Long-term borrowings
EURO MTF listed debt	3,578	3,562	2,958
Bank loans	1,149	1,241	801
Other unsecured	14	14	—

Long-term borrowings	4,741	4,817	3,759

Lease obligations	524	541	574

Total debt	6,396	5,884	5,145

Undrawn facilities

As at 30 September 2020, the Group has a fully undrawn revolving credit facility of £1,935 million (31 March 2020: £1,935 million, 30 September 2019: £1,935 million). This facility is available in full until 2022.

Notes (forming part of the condensed consolidated interim financial statements)

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2020.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 September 2020		31 March 2020		30 September 2019
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	2,790	2,790	2,271	2,271	1,971	1,971
Short-term deposits and other investments	259	259	1,393	1,393	874	874
Trade receivables	692	692	833	833	1,053	1,053
Non-equity accounted investments	23	23	37	37	52	52
Other financial assets — current	328	328	383	383	286	286
Other financial assets — non-current	294	294	257	257	205	205

Total financial assets	4,386	4,386	5,174	5,174	4,441	4,441

Accounts payable	5,465	5,465	6,499	6,499	6,572	6,572
Short-term borrowings	1,131	1,129	526	512	812	810
Long-term borrowings	4,741	4,359	4,817	3,859	3,759	3,411
Other financial liabilities — current	784	784	1,073	1,073	1,176	1,176
Other financial liabilities — non-current	546	514	778	778	777	777

Total financial liabilities	12,667	12,251	13,693	12,721	13,096	12,746

20	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2020	(316)	(286)	(33)	5,515	4,880
Loss for the period	—	—	—	(531)	(531)
Remeasurement of defined benefit obligation	—	—	—	(947)	(947)
Gain on effective cash flow hedges	—	211	21	—	232
Income tax related to items recognised in other comprehensive income	—	(40)	(4)	180	136
Cash flow hedges reclassified to profit and loss	—	94	(1)	—	93
Income tax related to items reclassified to profit or loss	—	(18)	—	—	(18)
Amounts removed from hedge reserve and recognised in inventory	—	(6)	5	—	(1)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	1	(1)	—	—
Currency translation differences	15	—	—	—	15

Balance at 30 September 2020	(301)	(44)	(13)	4,217	3,859

Notes (forming part of the condensed consolidated interim financial statements)

20	Reserves (continued)

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2019	(337)	(506)	(33)	5,181	4,305
Adjustment on initial application of IFRS 16 (net of tax)	—	—	—	(22)	(22)

Adjusted balance at 1 April 2019	(337)	(506)	(33)	5,159	4,283

Loss for the period	—	—	—	(303)	(303)
Remeasurement of defined benefit obligation	—	—	—	(200)	(200)
(Loss)/gain on effective cash flow hedges	—	(368)	6	—	(362)
Income tax related to items recognised in other comprehensive income	—	63	(1)	35	97
Cash flow hedges reclassified to profit and loss	—	373	(2)	—	371
Income tax related to items reclassified to profit or loss	—	(70)	—	—	(70)
Amounts removed from hedge reserve and recognised in inventory	—	(64)	8	—	(56)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	12	(2)	—	10
Currency translation differences	19	—	—	—	19

Balance at 30 September 2019	(318)	(560)	(24)	4,691	3,789

21	Dividends

During the three and six month periods ended 30 September 2020 and 30 September 2019, no ordinary share dividends were proposed or paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

	Six months ended
£ millions	30 September 2020	30 September 2019
Defined benefit obligation at beginning of period	7,788	8,648
Current service cost	62	68
Past service cost	—	4
Interest expense	88	102
Actuarial gains/(losses) arising from:
Changes in financial assumptions	1,475	1,052
Exchange differences on foreign schemes	1	1
Member contributions	—	1
Benefits paid	(225)	(285)

Defined benefit obligation at end of period	9,189	9,591

Change in present value of scheme assets
Fair value of schemes’ assets at beginning of period	8,168	7,981
Interest income	93	95
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	528	852
Administrative expenses	(2)	(8)
Exchange differences on foreign schemes	1	1
Employer contributions	41	128
Member contributions	—	1
Benefits paid	(225)	(285)

Fair value of schemes’ assets at end of period	8,604	8,765

The range of assumptions used in accounting for the pension plans in the periods is set out below:

	Six months ended
	30 September 2020	30 September 2019
Discount rate	1.7%	1.8%
Expected rate of increase in benefit revaluation of covered employees	2.1%	2.5%
RPI inflation rate	3.0%	3.1%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Present value of defined benefit obligations	(9,189)	(7,788)	(9,591)
Fair value of schemes’ assets	8,604	8,168	8,765

Net (liability)/asset	(585)	380	(826)

Non-current assets	—	408	—
Non-current liabilities	(585)	(28)	(826)

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 30 September 2020 and 31 March 2020, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and a scaling factor of 84 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2019) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

For the valuations at 30 September 2019, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 112 per cent to 118 per cent for males and 101 per cent to 112 per cent for females have been used for the Jaguar Pension Plan, 107 per cent to 112 per cent for males and 101 per cent to 109 per cent for females for the Land Rover Pension Scheme, and 94 per cent for males and 84 per cent for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25 per cent per annum.

A past service cost of £4 million was recognised in the six month period ended 30 September 2019 as part of the Group restructuring program that commenced in the year ended 31 March 2019.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £30 million (31 March 2020: £40 million; 30 September 2019: £18 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £64 million (31 March 2020: £44 million, 30 September 2019: £49 million). These mainly relate to tax audits and tax litigation claims.

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,385 million (31 March 2020: £1,217 million, 30 September 2019: £1,225 million) and £7 million (31 March 2020: £14 million, 30 September 2019: £20 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £362 million (31 March 2020: £376 million, 30 September 2019: £376 million) relating to contractual claims and commitments. The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £138 million (31 March 2020: £127 million, 30 September 2019: £nil) and trade receivables with a carrying amount of £25 million (30 March 2020: £nil, 30 September 2019: £nil) and property, plant and equipment with a carrying amount of £nil (31 March 2020: £nil, 30 September 2019: £nil) and other financial assets with a carrying amount of £8 million (31 March 2020: £nil, 30 September 2019: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 September 2020. The outstanding commitment of CNY 1,525 million translates to £175 million at the 30 September 2020 exchange rate.

At 30 September 2019, the outstanding commitment was CNY 2,125 million (£241 million at the 30 September 2019 exchange rate) restated to reflect an additional CNY 1,500 million that was committed during the year ended 31 March 2017.

The Group’s share of capital commitments of its joint venture at 30 September 2020 is £51 million (31 March 2020: £69 million, 30 September 2019: £106 million) and contingent liabilities of its joint venture 31 March 2020 is £nil (31 March 2020: £nil, 30 September 2019: £nil).

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2020	31 March 2020	30 September 2019
Short-term debt	1,197	599	888
Long-term debt	5,199	5,285	4,257

Total debt*	6,396	5,884	5,145

Equity attributable to shareholders	5,527	6,548	5,457

Total capital	11,923	12,432	10,602

*	Total debt includes lease obligations of £524 million (31 March 2020: £541 million, 30 September 2019: £574 million).

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement

Reconciliation of profit/(loss) for the period to cash used in operations

	Three months ended		Six months ended
£ millions	30 September 2020	30 September 2019	30 September 2020	30 September 2019
Cash flows from operating activities Profit/(loss) for the period	117	100	(531)	(302)
Adjustments for:
Depreciation and amortisation	469	504	960	967
Write-down of intangible assets	41	—	41	—
(Profit)/loss on disposal of assets	(2)	22	(3)	22
Foreign exchange and fair value (gain)/loss on loans	(79)	39	(43)	108
Income tax (credit)/expense	(52)	56	183	63
Finance expense (net)	55	50	109	99
Finance income	(3)	(11)	(7)	(25)
Foreign exchange loss/(gain) on economic hedges of loans	4	7	(28)	(13)
Foreign exchange loss/(gain) on derivatives	5	10	(3)	(1)
Foreign exchange (gain)/loss on balance sheet revaluation	(44)	(29)	(17)	96
Foreign exchange loss/(gain) on short-term deposits	5	25	6	(27)
Foreign exchange gain/(loss) on cash and cash equivalents	54	(18)	27	(57)
Unrealised (gain)/loss on commodities	(49)	18	(65)	44
(Gain)/loss on matured revenue hedges	—	—	(6)	33
Share of (profit)/loss of equity accounted investments	(1)	41	(1)	69
Fair value loss/(gain) on equity investments	—	16	(7)	22
Exceptional items	—	10	—	22
Other non-cash adjustments	(3)	—	(2)	(1)

Cash flows from operating activities before changes in assets and liabilities	517	840	613	1,119

Trade receivables	(91)	(233)	145	293
Other financial assets	28	53	40	14
Other current assets	34	41	10	(16)
Inventories	(402)	37	439	(125)
Other non-current assets	(9)	(33)	390	(65)
Accounts payable	1,233	61	(981)	(528)
Other current liabilities	(91)	22	31	(23)
Other financial liabilities	(39)	(1)	(81)	25
Other non-current liabilities and retirement benefit obligation	(33)	(12)	(446)	(29)
Provisions	(102)	1	(155)	61

Cash generated from/(used in) operations	1,045	776	5	726

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2019	881	3,599	31	4,511
Adjustment on initial application of IFRS 16	—	—	499	499
Issue of new leases	—	—	69	69
Repayment of financing	(114)	—	(56)	(170)
Interest accrued	—	—	23	23
Foreign exchange	45	77	8	130
Fee amortisation	—	3	—	3
Long-term borrowings revaluation in hedge reserve	—	45	—	45
Fair value adjustment on loans	—	35	—	35

Balance at 30 September 2019	812	3,759	574	5,145

Balance at 1 April 2020	526	4,817	541	5,884
Proceeds from issue of financing	854	—	—	854
Issue of new leases	—	—	23	23
Repayment of financing	(314)	—	(61)	(375)
Interest accrued	—	—	21	21
Reclassification of long-term debt	62	(62)	—	—
Foreign exchange	3	(15)	—	(12)
Fee amortisation	—	5	—	5
Fair value adjustment on loans	—	(4)	—	(4)

Balance at 30 September 2020	1,131	4,741	524	6,396

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

Six months ended 30 September 2020 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	179	—	1	4
Purchase of goods	—	—	—	33
Services received	—	1	58	30
Services rendered	50	—	—	—
Trade and other receivables	53	—	—	8
Accounts payable	—	—	10	47

Six months ended 30 September 2019 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	128	—	1	25
Purchase of goods	—	—	—	35
Services received	—	1	72	42
Services rendered	63	—	—	—
Trade and other receivables	100	—	1	20
Accounts payable	—	—	7	37

Compensation of key management personnel

Six months ended 30 September (£ millions)	2020	2019
Key management personnel remuneration	8	9

27	Subsequent events

In October 2020 the company issued a $700 million bond maturing in 2025 and paying an annual coupon of 7.75%.